SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2006

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VALUATION REPORT:
TIM Participações S.A. and
TIM Celular S.A.
January 23, 2006

Table of Contents

1. Executive Summary

2. Valuation Methodology

3. Summary of Valuation Analyses

        A. TIM Participações S.A.

        B. TIM Celular S.A.

        C. Exchange Ratio

4. Background Information

Exhibit I: Glossary

1. Executive Summary

Introduction

Banco de Investimentos Credit Suisse (Brasil) S.A. (formerly known as Banco de Investimentos Credit Suisse First Boston S.A.) (together with its affiliates, “CS” and “we”) was retained by TIM Participações S.A. (“TIM Participações”) to prepare a financial valuation report (“Valuation Report”) concerning the economic value of the shares of TIM Participações and TIM Celular S.A. (“TIM Celular”, and together with TIM Participações, “Companies”, and each of them, “Company”), in connection with the proposed merger of shares (incorporação de ações), as defined under Article 252 of Law 6404/76 (the “Brazilian Corporation Law”) involving the Companies (“Transaction”) and as required under Article 43 of TIM Participações’ by-laws.

The following information is important and you are urged to read it carefully and in its entirety:

  This Valuation Report is addressed solely to the Board of Directors of TIM Participações in connection with its evaluation of the Transaction, and is not to be used or relied upon for any other purposes. This Valuation Report, including its analysis and conclusions, does not constitute a recommendation to any shareholder or member of the Board of Directors of TIM Participações as how he/she must vote or act in relation to the Transaction. It is based on the financial statements of each of the Companies as of December 31, 2005.

  In arriving at our conclusions set forth in this Valuation Report, we have, among other things: (i) reviewed publicly available financial statements of each of the Companies for the years ended on December 31, 2003, 2004 and 2005 which were audited by Ernst &Young Auditores Independentes S.S.; (ii) reviewed publicly available financial statements of TIM Sul S.A. (“TIM Sul”) and TIM Nordeste Telecomunicações S.A. (“TIM Nordeste”) for the years ended on December 31, 2003, 2004 and 2005 which were audited by Ernst &Young Auditores Independentes S.S.; (iii) reviewed financial statements of Maxitel S.A. (“Maxitel”, and together with TIM Sul and TIM Nordeste, “Controlled Companies”) for the years ended December 31, 2003, 2004 and 2005 which were audited by Ernst & Young Auditores Independentes S.S.; (iv) reviewed certain other information relating to each of the Companies and Controlled Companies, including 10-year operating and financial forecasts provided by or discussed with us by the management of each of the Companies; (v) met with the management of each of the Companies to discuss the businesses and prospects of each of the Companies and Controlled Companies; and (vi) considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

Introduction (Cont’d)

  In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on such information being complete and accurate in all material respects. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of any of the Companies, we have not been furnished with any such evaluations or appraisals, and we have not evaluated the solvency or fair value of any of the Companies under any laws relating to bankruptcy, insolvency or similar matters. No representation or warranty, express or implied, is or will be made by us in relation to any information (including forecasts of each of the Companies or Controlled Companies or assumptions and estimates upon which those forecasts were based) used to prepare the Valuation Report. In addition, we have not assumed any obligation to conduct, and have not conducted, any physical inspection of the properties or facilities of any of the Companies. We are not an accounting firm and did not provide accounting or audit services in connection with the Valuation Report. The controlling shareholders and managers of the Companies have not (i) limited, restricted or encumbered in any manner our access to the information required to produce this Valuation Report, (ii) determined the methodologies adopted by us to perform our valuation of each of the Companies or (iii) restricted in any way our ability to reach our conclusions set forth in this Valuation Report independently.

  With respect to the operational and financial forecasts for TIM Participações, TIM Sul and TIM Nordeste that we have reviewed, the management of TIM Participações has advised us, and we have assumed, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of TIM Participações as to the future financial performance of TIM Participações, TIM Sul and TIM Nordeste, respectively. With respect to the operational and financial forecasts for TIM Celular and Maxitel that we have reviewed, the management of TIM Celular has advised us, and we have assumed, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of TIM Celular as to the future financial performance of TIM Celular and Maxitel, respectively. We have also assumed, without an independent verification, by means of information provided by the management of TIM Participações, (i) the capacity of TIM Participações to use, for the purposes of the income tax, the tax benefit of ADENE, (ii) the capacity of the Companies to use, for the purposes of the income tax, the tax benefit of accumulated losses and (iii) that certain operating costs related to TIM Participações will continue to be borne by TIM Celular without compensation or payment.

Introduction (Cont’d)

  Our valuation analysis was prepared solely based on discounted cash flow methodology assuming a stable macroeconomic scenario for Brazil. Because such analyses and values are based upon forecasts of future results, they are not necessarily indicative of actual financial results or predictive of future financial results for the Companies which may be significantly more or less favorable than those suggested by our analyses. In addition, because such analyses are inherently subject to uncertainty, being based on many factors and events beyond our control or the control of the Companies, we will not be responsible in any way if the future results of either of the Companies substantially differ from the results contemplated by this Valuation Report. There are no assurances that the future results of the Companies will correspond to the financial forecasts reviewed by us and used by us as a basis for our analyses and any differences between the forecasts and the future results of the Companies could be material. The future results of the Companies may also be affected by market and economic conditions.

  The preparation of a valuation report is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a valuation report is not readily susceptible to partial analysis. In arriving at our conclusions set forth in this Valuation Report, we made qualitative judgments with respect to the analyses and factors that we considered. We arrived at our ultimate conclusions based on the results of all analyses undertaken by us and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis. Accordingly, we believe that our analyses must be considered as a whole and that selecting portions of our analyses and factors without considering all of our analyses and factors could create a misleading or incomplete view of the processes underlying our analyses and our conclusions.

  This Valuation Report addresses only the value of each of the Companies and does not address any other aspect or implication of the Transaction or any other agreement, arrangement or understanding entered into in connection with the Transaction or otherwise. We are not expressing any opinion as to what the value of shares of TIM Participações actually will be when issued pursuant to the Transaction or the prices at which shares of TIM Participações and TIM Celular will trade in the securities market at any time. This Valuation Report does not address the relative merits of the Transaction as compared to other business strategies that might be available to TIM Participações, nor does it address the underlying business decision of TIM Participações to proceed with the Transaction. The results showed in this Valuation Report are solely submitted in relation to Transaction and are not applicable to any other matter or transaction, current or future, as regards to any of the Companies or Controlled Companies, economic group to which they belong or their business segment.

Introduction (Cont’d)

  Our Valuation Report is necessarily based upon information made available to us as of the date hereof and upon financial, market, economic and other conditions as they exist and can be evaluated on the date hereof. Although subsequent events and developments may affect the conclusions reached in this Valuation Report, we have no obligation to update, review, ratify or revoke this Valuation Report in whole or in part as a result of any subsequent developments or for any other reason.

  In connection with the preparation of this Valuation Report, we were not requested by TIM Participações or its Board of Directors to, and did not, solicit third-party indications of interest in acquiring of all or any part of any of the Companies. As a result, the values set forth in the Valuation Report do not necessarily correspond to, and should not be construed as representing, the price at which either of the Companies (or their shares) could be sold on the date hereof or any future date.

  Our valuation analyses were limited to the value of each of the Companies, and do not distinguish between different classes of shares of each of the Companies. Our valuation analyses treat each of the Companies as stand-alone operations, and therefore do not include any operational, tax or other benefits or losses, including goodwill, or synergies, incremental value and/or costs, if any, which either of the Companies could derive from the consummation of the Transaction, if effective, or any other transactions. In addition, our valuation analyses do not address any adjustments to compensate for or which may reflect the specific rights associated with any specific type and/or classes of shares of either of the Companies. This Valuation Report does not contain any views regarding the distribution of the economic value among the classes of shares of either of the Companies and we do not express any opinion in that regard.

Introduction (Cont’d)

  We have been engaged by TIM Participações and will receive a fee for our services, regardless of whether or not the Transaction is concluded. In addition, TIM Participações has agreed to reimburse us for our expenses and to indemnify us and certain related persons against certain liabilities and expenses arising out of our engagement. We do not have any interest, whether direct or indirect, in any of the Companies or in the Transaction, as well as in any other relevant event that may constitute a conflict of interest. From time to time, we and our affiliates have in the past provided to the Companies and their affiliates investment banking and other financial services for which we and our affiliates have received compensation and in the future we and our affiliates may provide investment banking and other financial services to the Companies and/or their affiliates, for which we and our affiliates would expect to receive compensation. We are a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our or their own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of each of the Companies and any other company that may be involved in the Transaction, as well as provide investment banking and other financial services to such companies. In addition, our research department and other departments may use in their analysis, reports and publications, forecasts, projections and methodologies different from the ones used in this Valuation Report, and as a result such other documents may contain conclusions that differ from the ones described in this Valuation Report. We have adopted policies and procedures designed to preserve the independence of our research analysts, who may have different opinions from those of our investment banking department. We have adopted policies and procedures designed to preserve the independence among of our our investment banking department and other departments and divisions, including, without limitation, its asset management and its department of trading, debt instruments, securities and other financial instruments.

  This Valuation Report is intellectual property of CS.

  Certain financial calculations set forth in this Valuation Report may not result in an accurate sum due to rounding of numbers.

Banco de Investimentos Credit Suisse (Brasil) S.A.

Overview of the Transaction

Current Corporate Structure	Pro Forma Corporate Structure

Source: Companies.
Caption:
Dark Blue - Indicates a company listed in the securities market.
V - Indicates interest with voting rights (common shares).
T - Indicates total interest (including common and preferred shares).

2. Valuation Methodology

Valuation Methodology

The CS valuation analyses were prepared based on the discounted cash flow methodology (“DCF”)

  The discounted cash flow analyses were based on the corporate structure and audited balance sheets of TIM Participações and TIM Celular as of December 31, 2005

  For purposes of the Valuation Report, CS used the operational and financial projections based on a tenyear period (2006-2015) prepared and approved by the management of TIM Participações and TIM Celular

  As instructed by the management of TIM Participações, a zero value has been assigned to the companies CRC - Centro de Relacionamento com Clientes Ltda. (“CRC”) and Blah! S.A. (“Blah! Brasil”), 100% owned by TIM Celular

  In addition, as further instructed by the management of TIM Participações, we assumed that certain operating costs related to TIM Participações will continue to be borne by TIM Celular without compensation or payment

  The macroeconomic assumptions (e.g.: GDP growth, inflation, exchange rate) were based on projections of CS economic research department

  The Enterprise Value of each Company was determined by the sum of:

    The present value of unlevered free cash flows for the projected period of 10 years in nominal Reais converted into US$ based on the average exchange rate projected for each year, discounted using a WACC (Weighted Average Cost of Capital), in nominal US$, to December 31, 2005

    The present value of the terminal value, discounted at the same WACC to December 31, 2005. In order to determine the terminal value we used a perpetuity growth rate applied to a normalized cash flow

    It was considered a WACC in nominal US$ between 11.8% and 13.3% and a perpetuity growth rate in nominal US$ between 3.0% and 5.0% for both companies

Valuation Methodology (Cont’d)

  The Equity Value of each of the Companies was determined by subtracting from the Enterprise Value, converted into Reais, the net debt of the company, in Reais, which includes: (i) cash equivalents, hedge positions, loans and financing, (ii) provision for contingencies, net of judicial deposits, and (iii) dividends and interest on own capital declared and unpaid, as set forth in the audited balance sheet of December 31, 2005

  The value per share of each of the companies was determined by dividing the Equity Value by the respective number of shares

    The number of shares does not include treasury shares

  The exchange ratio range between the shares of the Companies was determined by comparing the value per share of each of the Companies

  The valuations indicate the equity value of TIM Participações and TIM Celular and do not reflect allocations between different classes of shares

  The valuations did not consider any operational, financial and tax synergies that may arise from the proposed Transaction

Valuation Methodology (Cont’d)

Discounted Cash Flow Methodology (Cont’d)

(1) To the Enterprise Value it was also added the present value of estimated tax benefits, resulting from Net Operating Losses and Agência de Desenvolvimento do Nordeste (“ADENE”), as applicable.
(2) As defined in the previous page.

Valuation Methodology (Cont’d)

WACC Calculation

The WACC was determined by the combination of the cost of equity (Ce) and cost of debt (Cd) of the valuated company, considering a target capital structure

  The Ce estimate was determined from the CAPM model (Capital Asset Pricing Model (“CAPM”)) adjusted for the country risk

  The Cd estimate was determined considering the credit risk and the current situation of the the debt capital market

3. Summary of Valuation Analyses

A. TIM Participações S.A.

TIM Nordeste - Operating Assumptions

Source: Operating assumptions and financial projections furnished by the management team of each of the Companies.
(1) Source: IBGE.
(2) ARPU includes Revenue of Aggregate Value Services and Other Revenue, and does not include Revenue of Visitors in Roaming.

TIM Sul - Operating Assumptions

Source: Operating assumptions and financial projections furnished by the management team of each of the Companies.
(1) Source: IBGE.
(2) ARPU includes Revenue of Aggregate Value Services and Other Revenue, and does not include Revenue of Visitors Roaming.

TIM Participações - Financial Projections

Source: Operating assumptions and financial projections furnished by the management team of each of the Companies.

TIM Participações - Discounted Cash Flow

Discounted Cash Flow
(R$ million

	2006E	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E	2015E

Unlevered Net Income (1)	410	559	667	703	789	880	937	1,008	1,073	1,127
(+) Depreciation and Amortization	585	578	554	581	548	499	500	480	471	482
(-) CAPEX	(544)	(508)	(473)	(475)	(467)	(466)	(453)	(459)	(465)	(482)
(-) Change in Working Capital	(82)	(51)	(51)	(11)	(75)	(47)	(29)	(9)	(9)	(6)
Unlevered Free Cash Flow	369	578	698	798	795	866	955	1,020	1,071	1,121

(1) Calculated as EBIT * (1- tax rate).
Note: The Unlevered Free Cash Flow for the terminal value was normalized in order to equal the index (CAPEX / services net revenue) to 14.2% in perpetuity.

3. Summary of Valuation Analyses

B. TIM Celular S.A.

TIM Celular - Operating Assumptions

Source: Operating assumptions and financial projections furnished by the management team of each of the Companies.
(1) Source: IBGE.
(2) ARPU includes Revenue of Aggregate Value Services and Other Revenue, and does not include Revenue of Visitors Roaming . in

TIM Maxitel - Operating Assumptions

Source: Operating assumptions and financial projections furnished by the management team of each of the Companies.
(1) Source: IBGE.
(2) ARPU includes Revenue of Aggregate Value Services and Other Revenue, and does not include Revenue of Visitors Roaming . in

TIM Celular Consolidated - Financial Projections

Source: Operating assumptions and financial projections furnished by the management team of each of the Companies.

TIM Celular Consolidated - Discounted Cash Flow

Discounted Cash Flow
(R$ million)

	2006E	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E	2015E

Unlevered Cash Flow (1)	(282)	372	564	772	1,075	1,573	1,857	2,199	2,462	2,657
(+) Depreciation and Amortization	1,805	1,802	2,059	2,096	1,976	1,596	1,543	1,379	1,345	1,426
(-) CAPEX	(1,387)	(1,292)	(1,152)	(1,169)	(1,176)	(1,153)	(1,171)	(1,183)	(1,248)	(1,314)
(-) Change in Working Capital	(371)	(147)	(124)	25	(125)	(62)	(31)	(26)	(14)	(15)
Unlevered Free Cash Flow	(235)	735	1,347	1,724	1,751	1,955	2,198	2,369	2,546	2,755

(1) Calculated as EBIT * (1-tax rate).
Note: The Unlevered Free Cash Flow for the terminal value was normalized in order to equal the index (CAPEX / services net revenue) to 14.4% in perpetuity.

3. Summary of Valuation Analyses

C. Exchange Ratio

Summary of Valuation Analyses (Cont’d)

  Based on the methodology and assumptions set forth in this report, the estimated Equity Value range of TIM Participações is between R$ 7,227 million and R$ 9,194 million, representing a price per thousand shares between R$8.2164 and R$10.4533, respectively

  Based on the methodology and assumptions set forth in this report, the estimated Equity Value range of TIM Celular is between R$ 11,075 million and R$ 15,549 million, representing a price per thousand shares between R$ 351.5112 and R$493.5267, respectively

  The exchange ratio range, calculated per thousand shares, between TIM Participações and TIM Celular is between 42.7817 and 47.2125 shares of TIM Participações per each share of TIM Celular

Summary of Valuation Analyses

TIM Participações

Enterprise Value(1)
(R$ million)

WACC		Perpetuity Growth (p.a.)
		3.0%	4.0%	5.0%
	11.8%	7,223	7,649	8,202
	12.5%	6,690	7,028	7,456
	13.3%	6,234	6,506	6,844

Equity Value (2)
(R$ milllion)

WACC		Perpetuity Growth (p.a.)
		3.0%	4.0%	5.0%
	11.8%	8,216	8,642	9,194
	12.5%	7,683	8,021	8,449
	13.3%	7,227	7,499	7,837

TIM Celular Consolidated

Enterprise Value(1)
(R$ million)

WACC		Perpetuity Growth (p.a.)
		3.0%	4.0%	5.0%
	11.8%	14,661	15,634	16,894
	12.5%	13,453	14,224	15,201
	13.3%	12,419	13,040	13,811

Equity Value(2)
(R$ million)

WACC		Perpetuity Growth (p.a.)
		3.0%	4.0%	5.0%
	11.8%	13,317	14,289	15,549
	12.5%	12,108	12,880	13,856
	13.3%	11,075	11,696	12,467

___________________________________________
(1)	The Enterprise Value was determined in US$ and converted into R$ based on the exchange rate of January 13, 2006, of 2.2671 R$/US$. Includes, for each of the companies, the present value of estimated tax benefits resulting from Net Operating Losses and ADENE, as applicable.
(2)	Net debt used includes: (i) cash equivalents, hedge, loans and financing, (ii) provision for contingencies net of judicial deposits, (iii) dividends and interest on own capital declared and unpaid, as set forth in the balance sheet as of December 31, 2005.

Exchange Ratio

TIM Participações

Price per thousand shares
(R$ / thousand shares)

WACC		Perpetuity Growth (p.a.)
		3.0%	4.0%	5.0%
	11.8%	9.3411	9.8254	10.4533
	12.5%	8.7350	9.1193	9.6060
	13.3%	8.2164	8.5257	8.9100

TIM Celular Consolidated

Price per thousand shares
(R$ / thousand shares)

WACC		Perpetuity Growth (p.a.)
		3.0%	4.0%	5.0%
	11.8%	422.6737	453.5291	493.5267
	12.5%	384.3054	408.7850	439.7925
	13.3%	351.5112	371.2151	395.6958

Implied Exchange Ratio

(Number of shares of TIM Participações per share of TIM Celular)

WACC		Perpetuity Growth (p.a.)
		3.0%	4.0%	5.0%
	11.8%	45.2488	46.1588	47.2125
	12.5%	43.9960	44.8264	45.7831
	13.3%	42.7817	43.5407	44.4103

4. Background Information

Weighted Average Cost of Capital

Weighted Average Cost of Capital Calculation (WACC)

Cost of Equity (Ce)

Risk Free Rate (1)	4.60%
Market Expected Risk Premium (2)	7.20%
Country Risk Premium (3)	2.86%
Beta (4)	1.18

Cost of Equity	15.95%	Weighted Average Capital Cost (WACC)

		Target Capital Structure (Debt / Total Capitalization)	35.00%

		Weighted Average Cost of Capital (nominal US$)	12.33%

Cost of Debt (Cd) (5)

Cost of Debt	8.48%
Tax Rate	34.00%

Cost of Debt After Taxes	5.60%

(1) Yield of the 20 Year US Treasury Bond as of January 13, 2006. Source: Bloomberg.
(2) Expected Equity Risk Premium based on the estimated premium for the US securities market (long horizon equity risk premia, 1926-2004). Source: Ibbotson Associates, Risk Premia Over Time Report, 2005.
(3) Spread between the 20 year US Treasury Bond and the Brazilian bond with maturity in 2025 (Brazil 25) on January 13, 2006. Source: Bloomberg.
(4) Levered Beta with an target capital structure based on unlevered Betas of comparable companies. Source: Barra Beta.
(5) Assumes a spread of 100 bps on the Brazilian bond.

Macroeconomic Assumptions

The macroeconomic assumptions detailed below represent the projections of CS macroeconomic economic research department published on January 12, 2006.

Macroeconomic Assumptions

	2006E	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E	2015E

GDP
Real Growth (in R$)	3.0%	3.0%	3.5%	3.5%	3.5%	3.5%	3.5%	3.5%	3.5%	3.5%

Inflation
IGPM	4.7%	4.4%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%

Exchange rate (R$ / US$)
End of Period	2.300	2.500	2.561	2.623	2.687	2.753	2.820	2.889	2.959	3.032
Average	2.320	2.400	2.530	2.592	2.655	2.720	2.787	2.855	2.924	2.995

Source: CS Economic Research Department

Exhibit I: Glossary

Glossary

  ARPU: Average Revenue Per User. Service net revenue (excluding revenue of visitors in roaming) divided by the average number of service lines during the year, per month, expressed in nominal Reais
  Beta: Coefficient that measures the non-diversifiable risk to which an asset is subject to. The coefficient indicates the correlation between the returns of the price of an asset and the returns of the price of the market portfolio
  CAPEX: Capital Expenditures, or Investments in maintenance and/or capacity expansion
  CAPM: Capital Asset Pricing Model
  EBITDA: Earnings Before Interest , Taxes, Depreciation and Amortization means, in relation to a certain period, the sum of depreciation and amortization to operating income before interest and taxes
  Minutes of use (“MOU”): total minutes (outgoing and incoming) per user per month
  Market Risk Premium: additional return relative to the risk free required by investors in order to compensate for the higher risk of investing in the stock market
  WACC: Weighted Average Cost of Capital (discount rate)

The enclosed documentation is not an offering document and it does not constitute an offer to sell or a solicitation to acquire any securities. The shares to be issued as a result of the transaction mentioned in the enclosed documentation shall not be registered in accordance with the Securities Act of 1933, and they shall not be offered or sold in the United States of America without the appropriate registration under that Act or an exemption from registration.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: February 1, 2006	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer